March 6, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 (g)(1)(ii) under the Investment Company Act of 1940 is:

(i)

A copy of the fidelity bond;

(ii)

a certified copy of the resolutions of a majority of the directors who are not interested persons of the series funds listed on Schedule A approving the bond.

(iii)

a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2016 to December 31, 2017;

(iv)

a statement as to the period for which premiums have been paid; and

(v)

a copy of the agreement among each of the named insured registered investment companies entered into pursuant to paragraph (f) of Rule 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(301) 951-4890.

Sincerely,

/s/ Hope Brown

Hope Brown

Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•

Calvert Tax-Free Bond Fund

•

Calvert Unconstrained Bond Fund

Calvert Social Investment Fund, a series fund consisting of:

•

Calvert Aggressive Allocation Fund

•

Calvert Balanced Portfolio

•

Calvert Bond Portfolio

•

Calvert Conservative Allocation Fund

•

Calvert Equity Portfolio

•

Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•

Calvert Short Duration Income Fund

•

Calvert Income Fund

•

Calvert High Yield Bond Fund

•

Calvert Long-Term Income Fund

•

Calvert Ultra-Short Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•

Calvert Emerging Markets Equity Fund

•

Calvert Capital Accumulation Fund

•

Calvert International Equity Fund

•

Calvert International Opportunities Fund

Calvert Variable Products, Inc. a series fund consisting of:

•

VP S&P 500 Index Portfolio

•

VP S&P MidCap 400 Index Portfolio

•

VP Nasdaq 100 Index Portfolio

•

VP Russell 2000 Small Cap Index Portfolio

•

VP EAFE International Index Portfolio

•

VP Investment Grade Bond Index Portfolio

•

Calvert VP Volatility Managed Moderate Portfolio

•

Calvert VP Volatility Managed Moderate Growth Portfolio

•

Calvert VP Volatility Managed Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•

Calvert Developed Markets Ex-U.S. Responsible Index Fund

•

Calvert U.S. Mid Cap Core Responsible Index Fund

•

Calvert U.S. Large Cap Core Responsible Index Fund

•

Calvert U.S. Large Cap Growth Responsible Index Fund

•

Calvert U.S. Large Cap Value Responsible Index Fund

Calvert Impact Fund, Inc., a series fund consisting of:

•

Calvert Global Water Fund

•

Calvert Small Cap Fund

•

Calvert Global Energy Solutions

•

Calvert Green Bond Fund

Calvert Variable Series, Inc., a series fund consisting of:

•

VP SRI Balanced Portfolio

•

VP SRI Mid Cap Growth Portfolio

A-1